UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2009
Commission file number 0-12602
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒       Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Revision of Consolidated Performance Forecast for the Fiscal Year

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President and Representative Director

Date: January 30, 2009

For immediate release
January 30, 2009

Company name:	Makita Corporation
Representative:	Masahiko Goto, President & CEO
Stock ticker code:	6586
Revision of Consolidated Performance Forecast for the Fiscal Year
     Makita Corporation announces the following revisions in its forecast for consolidated performance for the year ending March 31, 2009. Makita has been revised the consolidated performance forecast announced on October 31, 2008 as follows.
1. Revised Forecast for Consolidated Performance for the Fiscal Year Ending March 31, 2009

	(Millions of yen)

			Income		Net income
		Operating	before		per share
	Net sales	income	income taxes	Net income	(yen)
Forecast announced previously (A)	303,000	54,000	50,200	36,200	257.16
Revised forecast for the fiscal year (B)	290,000	50,000	44,500	33,000	239.54
Change (B-A)	(13,000)	(4,000)	(5,700)	(3,200)	—
Percentage revision	(4.3)%	(7.4)%	(11.4)%	(8.8)%	—
Results for the previous fiscal year ended March 31, 2008	342,577	67,031	65,771	46,043	320.30

2. Reasons for Revision of Consolidated Performance Forecast
     It is projection that the financial unrest and credit crunch stemming from the United States will expand into a serious, simultaneous global recession. The demand for power tools will drop steeply as a result of this economic downturn. The business environment for Makita Group is consequently expected to become harsher.
     Accordingly, projection of consolidated results for the full year of the fiscal year ending March 31, 2009 announced on October 31, 2008 has been revised as shown in the table above.
     Projection above is assumed on basis of strengthening of the yen, 90 yen to the U.S. dollar and 115 yen to the euro for the fourth quarter of the fiscal year.

1
English Translation of press release originally issued in Japanese language